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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SCB Computer Technology, Inc.
(Name of Issuer)

Tennessee
(State of Incorporation of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

78388N10
(CUSIP Number)

David Durham
Senior Vice President/Chief Financial Officer
CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
(303) 220-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSONS CIBER, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO (See instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,913,697 shares*
REPORTING
PERSON WITH:		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,697 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.47**

14.	TYPE OF REPORTING PERSON CO

*
As described in Item 4, pursuant to the Voting and Option Agreement by and among CIBER, Inc., T. Scott Cobb, T. Scott Cobb Jr., and Jeffrey Cobb, dated as of October 24, 2003 (the "Voting Agreement"), an officer of CIBER has been granted an irrevocable proxy to vote 3,913,697 shares (the "Subject Shares") held by T. Scott Cobb and Jeffrey Cobb in favor of the Merger Agreement by and between CIBER, Daphne Acquisition Corp., and the Issuer and against certain other transactions. The number of shares as to which the proxy was granted includes 3,869 shares owned by T. Scott Cobb as custodian for his children, 908,668 shares owned by T. Scott Cobb's wife, and 139,347 shares owned by T. Scott Cobb's wife on behalf of her daughter. The Voting Agreement also contains a provision under which T. Scott Cobb and Jeffrey Cobb grant CIBER an irrevocable option to purchase the Subject Shares. As a result of the execution and delivery of the Voting Agreement, CIBER may be deemed to be the beneficial owner of the shares of Common Stock held by T. Scott Cobb and Jeffrey Cobb, and the share numbers and percentages appearing on this table reflect the beneficial ownership by CIBER of such shares.

**
Based on the 25,294,954 shares of Common Stock issued and outstanding as of September 3, 2003, as reported in the Issuer's 10-Q filed September 11, 2003.

SBC Computer Technology, Inc.

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock") of SCB Computer Technology, Inc., a Tennessee corporation (the "Issuer"). The Issuer's principal executive officers are located at 3800 Forest Hill-Irene Road, Suite 100, Memphis, TN 38125.

ITEM 2. IDENTITY AND BACKGROUND

  (a)
  CIBER, Inc. is a corporation formed under the laws of the state of Delaware ("CIBER").

  (b)
  The address of the principal office of CIBER is 5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111.

  (c)
  CIBER and its subsidiaries provide information technology ("IT") system integration services and to a lesser extent, resell certain IT hardware and software products.

  (d)
  During the last five years, CIBER has not been convicted in any criminal proceeding.

  (e)
  During the last five years, CIBER has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of CIBER are set forth in Schedule A. During the last five years, to the knowledge of CIBER, no person named in such Schedule A has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 3. The merger consideration is expected to consist of cash and stock consideration with an aggregate value of $2.15 per share. It is currently anticipated that the cash amounts necessary to complete the merger transaction shall come from existing funds of CIBER and from borrowings under its credit facility.

ITEM 4. PURPOSE OF TRANSACTION

        On October 24, 2003, CIBER, Daphne Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of CIBER formed solely for the purpose of effecting the proposed merger ("Daphne"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the Issuer to be merged with Daphne, with the Issuer to be the surviving corporation and a wholly owned subsidiary of CIBER. Pursuant to the transaction contemplated under the Merger Agreement (the "Merger"), the shareholders of the Issuer will receive cash and stock consideration with an aggregate value of $2.15.

        The consummation of the Merger is subject to various conditions, including without limitation, the approval of the Merger by the Issuer's shareholders. Any references to or descriptions of the Merger are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4.

        Concurrently with entering into the Merger Agreement, CIBER and T. Scott Cobb, T. Scott Cobb Jr., and Jeffrey Cobb (the "Shareholders") entered into a Voting and Option Agreement dated October 24, 2003 (the "Voting Agreement"). Under the terms of the Voting Agreement, the Shareholders agreed to vote certain of the shares of the Issuer's common stock held by them in favor of the Merger and against any other merger, consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution and the like, and agreed not to solicit or facilitate any such other transaction. In addition, the Shareholders other than T. Scott Cobb Jr. (the "Option Shareholders") granted David Durham, an officer of CIBER, an irrevocable proxy to vote these shares in accordance with the Voting Agreement until the termination of the Voting Agreement.

        The Option Shareholders also granted CIBER an irrevocable option to purchase their respective shares upon the occurrence of specific triggering events as defined in the Merger Agreement. The option has an excise price of $2.15 per share (subject to adjustment) and is exercisable at any time after the occurrence of a triggering event and prior to (i) the effective date of the Merger, or (ii) the closing of the transaction that causes a triggering event, but in no event not later than one year after the date of the triggering event. CIBER may exercise the option for all, but not less than all, of the shares subject to the option.

        The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        CIBER does not directly own any Common Stock but may be deemed to beneficially own 3,913,697 shares subject to the Voting Agreement described in Item 4. Based on the 25,294,954 shares of Common Stock issued and outstanding as of September 3, 2003, as reported in the Issuer's 10-Q dated September 11, 2003, CIBER beneficially owns approximately 15.47% of the issued and outstanding Common Stock. CIBER does not have sole voting and dispositive power over any shares of Common Stock, but has shared voting power with respect to 3,913,697 shares subject to the Voting Agreement. The Shareholders maintain all other rights as shareholders of the Issuer with respect to their respective shares. The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement and Plan of Merger, dated October 24, 2003, by and among CIBER, Inc., Daphne Acquisition Corp., and SCB Computer Technology, Inc.
Exhibit 2	Voting and Option Agreement, dated October 24, 2003, by and among CIBER, Inc., T. Scott Cobb, T. Scott Cobb Jr., and Jeffrey Cobb.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIBER, Inc.
Date: November 5, 2003	By:	/s/ DAVID G. DURHAM Sr. Vice President and CFO

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. §1001).

Schedule A
Executive Officers and Directors

        The following sets forth the name, business address, present principal occupation, and citizenship of each director and executive officer of CIBER, Inc. The business address of CIBER, Inc. is 5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111.

Bobby G. Stevenson
Chairman of the Board of Directors
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

Mac J. Slingerlend
Chief Executive Officer, President, Secretary and Director
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

Edward Longo
Chief Operating Officer and Executive Vice President
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

David G. Durham
Chief Financial Officer, Senior Vice President and Treasurer
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

Joseph A. Mancuso
Senior Vice President, President—Custom Solutions Division
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

William R. Wheeler
Senior Vice President and President—CIBER Enterprise Solutions Division
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

James A. Rutherford, Director
Managing Director
Wingset Investments Ltd.
15 South High Street
New Albany, Ohio 43054

Archibald J. McGill, Director
President
Chardonnay, Inc.
10216 E. Venado Trail
Scottsdale, Arizona 85262
United States

James C. Spira, Director
President and Chief Operating Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

George A. Sissel, Director
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
United States

Peter H. Cheesbrough, Director
Chief Financial Officer
Navigant Biotechnologies, Inc.
1212 Quail Street
Lakewood, Colorado 80215
United States

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  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES
Schedule A Executive Officers and Directors